Exhibit 12.1

REALOGY CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Pro Forma		Successor	Predecessor
	For the Nine Months Ended September 30, 2007	For the Year Ended December 31, 2006	For the Period from April 10, 2007 through September 30, 2007	For the Period from January 1, 2007 through April 9 2007	As of or For the Year Ended December 31,
					2006		2005		2004		2003		2002
Earnings available to cover fixed charges
Income (loss) before income taxes and minority interest	$(45)	$(70)	$(323)	$(67)	$604		$1,038		$1,001		$860		$543
Less:
Undistributed earnings of equity method investments	7	9	6	1	9		4		3		4		2
Plus:
Distributed earnings of equity method investments	5	—	4	1	—		—		—		—		—
Fixed charges	607	771	392	78	174		95		73		59		42

Earnings available to cover fixed charges	$560	$692	$67	$11	$769		$1,129		$1,071		$915		$583

Fixed charges(a):
Interest, including amortization of deferred financing costs	$549	$696	$355	$57	$99		$30		$14		$7		$5
Interest portion of rental payment	58	75	37	21	75		65		59		52		37

Total fixed charges	$607	$771	$392	$78	$174		$95		$73		$59		$42

Ratio of earnings to fixed charges(b)	—	—	—	—	4.4	x	11.9	x	14.7	x	15.5	x	13.9	x

(a)	Consists of interest expense on all indebtedness and the portion of operating lease rental expense that is representative of the interest factor. Included in interest expense above is interest incurred related to the Company’s securitization obligations. Interest related to these securitization obligations are recorded within Net revenues on the consolidated and combined statements of operations as the related borrowings are utilized to fund advances within the Company’s relocation business where interest is earned on such advances. The interest related to these securitization obligations is $29 million for the period from April 10 through September 30, 2007, $13 million for the period January 1 through April 9, 2007 and $42 million, $25 million, $9 million, $3 million and $3 million for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively.

(b)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and minority interests plus fixed charges and distributed income of equity investees. Fixed charges consist of interest expense on all indebtedness, including amortization of deferred financing costs, and the portion of rental expense that management believes is representative of the interest factor. Our earnings were insufficient to cover fixed charges by approximately $325 million for the period from April 10 to September 30, 2007, and $67 million for the period from January 1 to April 9, 2007. Additionally, on a pro forma basis after giving effect to the Transactions, earnings would have been insufficient to cover fixed charges and there would have been a deficiency of $47 million for the nine months ended September 30, 2007 and $79 million for the year ended December 31, 2006.